FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2018 and incorporated by reference herein is the Registrant's immediate report dated March 18, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

March 15, 2018

PRESS RELEASE

Formula Systems Reports Record-Breaking Revenues of $367 Million for the Fourth Quarter with 21% Year over Year Growth

Revenues for the year increased 22% year over year to a record breaking $1.4 billion

Or Yehuda, Israel, March 15, 2018 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2017, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Fourth Quarter Ended December 31, 2017

•

Consolidated revenues for the fourth quarter increased by 21.2% to a record-breaking $366.5 million, compared to $302.3 million in the same period last year.

•

Consolidated operating income for the fourth quarter, decreased by 14.4% to $19.6 million, compared to $22.9 million in the same period last year. The decrease in operating income is attributable to the decrease in Sapiens’ operating income from $5.4 million in the fourth quarter of 2016 to $1.3 million in the fourth quarter of 2017 (when measured in accordance with IFRS) due to the implementation of a restructuring and cost reduction plan following mainly the halt of a software development project with a significant customer of Sapiens and extension of the rollout time-line for a large customer. The restructuring and cost reduction plan included: de-emphasis of non-core activities in APAC and efficiency measures following the halted development project, the integration of StoneRiver and the extension of the rollout time-line for a large customer. The cost savings primarily included headcount reductions as well as other cost saving measures. Sapiens’ restructuring and cost reduction expenses amounted to $4.2 million for the quarter and $8.1 million for the full year 2017. Excluding the consolidation of Sapiens’ results, Formula's operating income for the quarter increased by 4.4% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the fourth quarter was $5.1 million, or $0.34 per fully diluted share, compared to $6.0 million, or $0.40 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is mainly attributable to appreciation of long term liabilities to banks and others denominated in New Israeli Shekels, following the erosion of the US dollar against the New Israeli Shekel amounting to $1.0 million compared to a devaluation of long term liabilities to banks and others denominated in New Israeli Shekels amounting to $1.1 million recorded in the same period last year. Excluding the negative impact of the devaluation of Formula’s long term liabilities to banks and others denominated in New Israeli Shekels, Formula’s net income increased by approximately 25% year over year.

Financial Highlights for the Full Year Ended December 31, 2017

•

Consolidated revenues for the year ended December 31, 2017 increased by 22.2% to $1,355.1 million, compared to $1,108.6 million in the same period last year.

•

Consolidated operating income for the year ended December 31, 2017 decreased by 17.3% to $73.2 million, compared to $88.5 million in the same period last year. The decrease in operating income is attributable to the decrease in Sapiens’ operating income from $24.8 million recorded in the year ended December 31, 2016 to an operating income of $1.1 million recorded in the year ended December 31, 2017 (when measured in accordance with IFRS) due to the integration of StoneRiver and the implementation of a restructuring and cost reduction plan, as detailed above. Excluding the consolidation of Sapiens’ results, Formula’s operating income for the year ended December 31, 2017 increased by approximately 13.3% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the year ended December 31, 2017 was $10.7 million, or $0.71 per fully diluted share, compared to $22.4 million, or $1.49 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is primarily attributable to a decrease in Sapiens’ net income from $19.8 million in the year ended December 31, 2016 to $0.7 million in the year ended December 31, 2017 (when measured in accordance with IFRS), as detailed above, and to an appreciation of long term liabilities to banks and others denominated in New Israeli Shekels, following the erosion of the US dollar against the New Israeli Shekel amounting to $6.5 million compared to $0.8 million recorded in the same period last year. Excluding the consolidation of Sapiens’ results and the appreciation of Formula's long term liabilities to banks and others denominated in New Israeli Shekels, Formula’s net income increased by 24.2% year over year.

•

As of December 31, 2017, Formula held 49.5%, 48.14%, 47.12%, 100%, 50% and 90% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions LLC, respectively.

•

Consolidated cash, short-term investments in marketable securities and bank deposits totaled to approximately $260.8 million as of December 31, 2017.

•

Total consolidated equity as of December 31, 2017, was $772.9 million (representing 50% of the total balance sheet).

•

As of December 31, 2017, Formula was in compliance with all of its financial covenants under the debentures issued by Formula in September 2015 and under loans granted from other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report our 2017 full year results with another quarter reflecting solid improvement as evidenced by the group’s strong revenue growth.

"In 2017, Matrix achieved significant growth across all financial indicators, including revenues, gross profit, operating income, net profit and cash flow from operating activities. Matrix reported record-breaking revenues of NIS766.0 million in the fourth quarter and NIS2.86 billion for the full year of 2017, reflecting an increase of 11.9% and 12.3% year over year, respectively. Net profits soared to NIS39.2 million in the fourth quarter and NIS123.0 million for the full year, reflecting an increase of 40.9% and 15.0% (excluding a one-time capital gain recorded in the fourth quarter of 2016), respectively. Matrix’s financial strength, top-notch employees and robust technological infrastructure positions Matrix at the forefront of technology, enabling Matrix to make a significant contribution to the digital transformation process that companies throughout the world are undergoing.

“Magic continued its double-digit growth momentum through the fourth quarter and the full year of 2017 with exceptional year-over-year revenue growth, powered by strong demand across its entire portfolio and throughout all of its regions. Magic enjoyed revenues of an all-time high of $258 million and non-GAAP operating income1 of $35.1 million for the year, up 28% and 24% respectively year over year, driven primarily by organic growth. Magic expects its strong financial position, coupled with its 2017 activities in promoting and growing its markets, to continue the company's momentum into 2018 and as a result, has provided a revenue guidance for the full-year 2018 of between $283 million and $293 million, an increase of approximately 10% to 13.6% compared to 2017.

“In 2017, Sapiens made considerable progress in executing its long-term strategy in becoming a leading global provider of insurance software solutions and services. Among these steps were the strategic acquisition of StoneRiver in early 2017 and the recent acquisition of Adaptik, providing Sapiens with competitive, comprehensive insurance platforms to position itself as a leading solution provider in the U.S. insurance market. Despite a mixed year for the company, Sapiens’ full year 2017 results demonstrated another year of double-digit growth with revenues of $269 million, reflecting a year over year increase of 24.5%. Sapiens is well positioned to continue its growth trajectory and has provided a revenue guidance for the full-year 2018 in the range of $280-$285 million (on a non-GAAP basis2), an increase of approximately 3% to 5% compared to 2017.

"TSG (held jointly by Formula and Israel Aerospace Industries ("IAI")) finished the year with a double digit growth recorded across all major financial indicators: revenues, gross profit and operating income while increasing its efforts in sales and marketing activities to become a top competitor for large-scale defense and homeland security projects. This strategy together with TSG's recent announced win (together with IAI as the prime contractor) of one the largest IT tenders in the history of the IDF and the IMOD, estimated at hundreds of millions of shekels over the next decade, position TSG to continue its growth momentum into 2018.

“We remain excited about Michpal’s market opportunity following the release of a new product and a new service line – "Michpal Pension" and "Michpal PensionPlus”. These solutions enable all employers to digitally report their employees’ pension fund payments to their respective pension funds as required by law (this requirement took effect on February 1, 2018 for employers who employ more than 21 employees and on February 1, 2019 for employers with no more than 20 employees).”

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited
Revenues	366,539	285,080	1,355,139	1,108,621
Cost of revenues	285,728	217,170	1,058,316	849,840

Gross profit	80,811	67,910	296,823	258,781
Research and development costs, net	10,394	5,717	39,853	22,328
Selling, general and administrative expenses	50,659	38,701	183,607	147,953
Other income (expenses), net	308	-	308	-
Operating income	20,066	23,492	73,671	88,500

Financial expenses, net	(3,908)	(4,224)	(22,858)	(11,586)

Income before taxes on income	16,158	19,268	50,813	76,914
Taxes on income	1,537	4,883	13,371	21,163

Income after taxes	14,621	14,385	37,442	55,751
Equity in gains of affiliated companies, net	607	599	1,124	349

Net income	15,228	14,984	38,566	56,100
Net income attributable to redeemable non-controlling interests	(65)	706	1,579	2,125
Net income attributable to non-controlling interests	9,723	8,618	25,803	31,530

Net income attributable to Formula's shareholders	5,570	5,660	11,184	22,445

Earnings per share (basic)	0.39	0.42	0.78	1.58
Earnings per share (diluted)	0.37	0.40	0.74	1.49

Number of shares used in computing earnings per share (basic)	14,410,604	14,267,339	14,356,723	14,213,719
Number of shares used in computing earnings per share (diluted)	15,545,952	15,529,192	14,720,225	15,525,261

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	December 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	245,938	238,161
Marketable securities	14,138	37,516
Short-term deposits	745	13
Trade receivables	385,777	308,338
Other accounts receivable	44,610	45,678
Inventories	3,299	3,953
Total current assets	694,507	633,659

LONG-TERM ASSETS:
Marketable securities	-	17,228
Deferred taxes	15,878	15,227
Prepaid expenses and other assets	16,637	14,390
Total long-term assets	32,515	46,845

INVESTMENTS IN COMPANIES ACCOUNTED FOR
AT EQUITY METHOD	25,261	24,080

PROPERTY, PLANTS AND EQUIPMENT, NET	29,573	26,130

INTANGIBLE ASSETS, NET AND GOODWILL	779,161	627,605

Total assets	1,561,017	1,358,319

CURRENT LIABILITIES:
Liabilities to banks and other financial institutions	70,819	84,760
Debentures	4,827	3,274
Trade payables	95,339	80,114
Deferred revenues	58,905	37,030
Employees and payroll accruals	110,811	90,709
Other accounts payable	55,340	41,889
Dividend payable	-	7,070
Liabilities related to business combinations	4,881	8,119
Redeemable non-controlling interests	9,072	6,073
Total current liabilities	409,994	359,038

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions	135,585	115,529
Other long-term liabilities	6,845	9,384
Debentures, net of current maturities	133,739	55,441
Deferred taxes	36,240	30,939
Deferred revenues	9,340	4,697
Liabilities related to business combinations	3,516	9,611
Liability in respect to capital lease	-	108
Employee benefit liabilities	9,032	6,174
Redeemable non-controlling interests	43,804	43,556
Total long-term liabilities	378,101	275,439

EQUITY
Formula Systems (1985) equity	359,193	336,387
Non-controlling interests	413,729	387,455
Total equity	772,922	723,842

TOTAL LIABILITIES AND EQUITY	1,561,017	1,358,319

FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	(Unaudited)

Debentures	59,503	58,715

Other financial liabilities	38,911	46,564

Formula shareholders' equity	359,193	336,387

Cash, cash equivalents and short-term marketable securities	14,842	43,537

Fair market value of equity holdings in publicly traded subsidiaries	835,400	725,860

Footnotes

1 Non-GAAP measures as detailed in Magic Software Enterprises’ press release from February 28, 2018

2 Non-GAAP measures as detailed in Sapiens’ press release from March 8, 2018